UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GRAFTECH INTERNATIONAL LTD.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

384313201

(CUSIP Number)

Stephen Fraidin
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
212-446-4840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not applicable

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 384313201

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel Milikowsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,559,358 shares
	8	SHARED VOTING POWER
6,198,383 shares
	9	SOLE DISPOSITIVE POWER
2,559,358 shares
	10	SHARED DISPOSITIVE POWER
6,198,283 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
8,757,741 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel Milikowsky Family Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
4,941,023 shares
	9	SOLE DISPOSITIVE POWER
0 shares
	10	SHARED DISPOSITIVE POWER
4,941,023 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,941,023 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Daniel & Sharon Milikowsky Family Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
1,257,360 shares
	9	SOLE DISPOSITIVE POWER
0 shares
	10	SHARED DISPOSITIVE POWER
1,257,360 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
1,257,360 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
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CUSIP No. 384313201

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nathan Milikowsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,415,361 shares
	8	SHARED VOTING POWER
87,360 shares (1)
	9	SOLE DISPOSITIVE POWER
6,415,361 shares
	10	SHARED DISPOSITIVE POWER
87,360 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,502,721 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Excludes 760,760 shares held by an entity beneficially owned by Nathan Milikowsky’s wife.

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Rebecca and Nathan Milikowsky Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares
	8	SHARED VOTING POWER
87,360 shares
	9	SOLE DISPOSITIVE POWER
0 shares
	10	SHARED DISPOSITIVE POWER
87,360 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
87,360 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NM GTI Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,239,204 shares
	8	SHARED VOTING POWER
0 shares
	9	SOLE DISPOSITIVE POWER
6,239,204 shares
	10	SHARED DISPOSITIVE POWER
0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,239,204 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
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This Amendment No. 3 to Schedule 13D amends and restates or amends and supplements, where indicated, the Statement on Schedule 13D relating to the Common Stock of the Issuer by Daniel Milikowsky and Nathan Milikowsky filed with the Securities and Exchange Commission on December 10, 2010, as amended by Amendment No. 2 to Schedule 13D filed with the Securities Exchange Commission on January 8, 2013 and by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on February 14, 2011 (the “Schedule 13D”). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and replaced in its entirety with the following language:

This statement is being filed by Nathan Milikowsky and Daniel Milikowsky and NM GTI Investments LLC, a Delaware limited liability company, The Rebecca and Nathan Milikowsky Family Foundation, a Massachusetts charitable trust, Daniel Milikowsky Family Holdings, LLC, a Connecticut limited liability company, and The Daniel and Sharon Milikowsky Family Foundation Inc., a Connecticut corporation, who are referred to collectively herein as the “Reporting Persons.”

The address of the principal business office of Daniel Milikowsky is Hamden Center II, 2321 Whitney Ave, Suite 105, Hamden, CT 06518-3524. The address of the principal business office of Nathan Milikowsky is 822 Boylston Street, Suite 106, Chestnut Hill, MA 02467. The address of the principal business office of NM GTI Investments and The Rebecca and Nathan Milikowsky Foundation is 822 Boylston Street, Suite 106, Chestnut Hill, MA 02467. The address of the principal business office of Daniel Milikowsky Family Holdings, LLC and The Daniel and Sharon Milikowsky Family Foundation, Inc. is 2321 Whitney Ave, Suite 105, Hamden, CT 06518-3524.

The principal business of Nathan Milikowsky is the management of his investments. Daniel Milikowsky’s principal business is steel trading through Jordan International. The principal business of NM GTI Investments and the Daniel Milikowsky Family Holdings, LLC is management of Nathan Milikowsky and Daniel Milikowsky’s respective investments in the Issuer. The principal business of The Rebecca and Nathan Milikowsky Foundation and The Daniel and Sharon Milikowsky Family Foundation, Inc. is charitable work.

Nathan Milikowsky and Daniel Milikowsky are United States citizens.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and replaced in its entirety with the following language:

The shares of Common Stock beneficially owned by the Reporting Persons were (i) in the case of certain shares of Common Stock beneficially owned by Nathan Milikowsky, NM GTI Investments LLC and The Rebecca and Nathan Milikowsky Foundation and all of the shares of Common Stock beneficially owned by Daniel Milikowsky, Daniel Milikowsky Family Holdings, LLC and The Daniel and Sharon Milikowsky Family Foundation, Inc. acquired on November 30, 2010 in exchange for equity interests held by the Nathan Milikowsky and Daniel Milikowsky in Seadrift Coke L.P. and in C/G Electrodes LLC and (ii) in the case of certain shares of Common Stock beneficially owned by Nathan Milikowsky, NM GTI Investments LLC and The Rebecca and Nathan Milikowsky Foundation, awarded to Nathan Milikowsky for service as a director of the Issuer.

On January 23, 2014, Nathan Milikowsky delivered a letter to the Issuer (the “Nomination Letter”) nominating certain individuals (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2014 annual meeting of shareholders (the “2014 Annual Meeting”). The Nomination Letter also proposed a resolution that, as of the effectiveness of such resolution, any provision in the bylaws of the Issuer that was not included in the

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such bylaws as amended effective September 20, 2012 (as publicly filed with the U.S. Securities and Exchange Commission by the Issuer on a Form 8-K on October 4, 2012) that is inconsistent with or disadvantageous to Nathan Milikowsky or to the election of the Nominees to the Board at the Annual Meeting shall be repealed and be of no effect. The Reporting Persons and their representatives intend to engage from time to time in discussions with the directors and management of the Issuer.

In addition, the Reporting Persons and their representatives intend to engage in discussions from time to time with other stockholders of the Issuer and other relevant parties with respect to the Issuer. These discussions may include, without limitation, matters relating to the composition of the board of directors of the Issuer, its financial condition, business, assets, operations, capital structure, strategic plans and one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s strategic direction and financial position, actions taken or failures to act by the board of directors of the Issuer, price levels of shares of Common Stock, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to securities relating to the Issuer, engaging in a proxy contest and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D and taking any action with respect to such matters.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a), (b) and (c) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a)	The Reporting Persons may be deemed to beneficially own an aggregate of 15,260,462 shares of Common Stock, which represents approximately 11.2% of the 135,189,364 shares of the Issuer’s Common Stock outstanding, on October 15, 2013, according to information provided in the Issuer’s public filings. The foregoing numbers have been adjusted to eliminate double counting of shares beneficially owned by the Reporting Persons. Nathan Milikowsky, as a member of NM GTI Investments LLC, may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the shares beneficially owned by NM GTI Investments LLC. Nathan Milikowsky, as a Trustee of The Rebecca and Nathan Milikowsky Family Foundation, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares owned by The Rebecca and Nathan Milikowsky Foundation. Daniel Milikowsky, as a member of Daniel Milikowsky Family Holdings, LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares beneficially owned by Daniel Milikowsky Family Holdings, LLC. Daniel Milikowsky, as President of The Daniel and Sharon Milikowsky Family Foundation, Inc. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares beneficially owned by The Daniel and Sharon Milikowsky Family Foundation, Inc. Daniel Milikowsky disclaims the beneficial ownership of all shares beneficially owned by Nathan Milikowsky. Nathan Milikowsky disclaims beneficial ownership of shares held by his wife and Daniel Milikowsky.
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(b)	The amount and nature of the voting and investment power held by each of the Reporting Persons, is as follows:

	Daniel Milikowsky	Daniel Milikowsky Family Holdings, LLC	The Daniel and Sharon Milikowsky Family Foundation	Nathan Milikowsky	The Rebecca and Nathan Milikowsky Family Foundation	NM GTI Investments LLC
Sole power to vote or to direct the vote	2,559,358	0	0	6,415,361	0	6,239,204
Shared power to vote or to direct the vote	6,198,383	4,941,023	1,257,360	87,360	87,360	0
Sole power to dispose or to direct the disposition	2,559,358	0	0	6,415,361	0	6,239,204
Shared power to dispose or to direct the disposition	6,198,383	4,941,023	1,257,360	87,360	87,360	0

(c)	In the past 60 days, neither of the Reporting Persons has effected any transaction in the Common Stock.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Items 6 of the Schedule 13D are hereby amended and supplemented by adding the following information:

The Reporting Persons believe the standstill (as defined in the Schedule 13D filed with the Securities and Exchange Commission on December 10, 2010) is no longer in effect and has expired per its terms and conditions. The Issuer has informed Nathan that their position is that the standstill is still in effect.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2014

/s/ Daniel Milikowsky
Daniel Milikowsky

/s/ Nathan Milikowsky
Nathan Milikowsky

NM GTI Investments LLC

/s/ Nathan Milikowsky
By: Nathan Milikowsky
Title: Member

The Rebecca and Nathan Milikowsky Family Foundation

/s/ Nathan Milikowsky
By: Nathan Milikowsky
Title: Trustee

Daniel Milikowsky Family Holdings, LLC

/s/ Daniel Milikowsky
By: Daniel Milikowsky
Title: Investment Manager

The Daniel and Sharon Milikowsky Family Foundation, Inc.

/s/ Daniel Milikowsky
By: Daniel Milikowsky
Title: President
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EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of GrafTech International Ltd.

Executed this 24th day of January, 2014.

Daniel Milikowsky

/s/ Nathan Milikowsky
Nathan Milikowsky

NM GTI Investments LLC

/s/ Nathan Milikowsky
By: Nathan Milikowsky
Title: Member

The Rebecca and Nathan Milikowsky Family Foundation

/s/ Nathan Milikowsky
By: Nathan Milikowsky
Title: Trustee

Daniel Milikowsky Family Holdings, LLC

/s/ Daniel Milikowsky
By: Daniel Milikowsky
Title: Investment Manager

The Daniel and Sharon Milikowsky Family Foundation, Inc.

/s/ Daniel Milikowsky
By: Daniel Milikowsky
Title: President
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